Filed pursuant to Rule 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 4
DATED AUGUST 5, 2015
TO THE PROSPECTUS DATED APRIL 28, 2015
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 28, 2015, as previously supplemented by Supplement No. 1 dated May 6, 2015, Supplement No. 2 dated June 4, 2015 and Supplement No. 3 dated July 7, 2015. Unless otherwise defined in this Supplement No. 4, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prospectus Updates

Prospectus Summary

The following disclosure replaces the fourth bullet point under the section captioned “Prospectus Summary — Summary Conflicts of Interest,” which begins on page 21 of the prospectus.

•	We rely on the real estate professionals employed by IREA and other affiliates of our sponsor to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether the investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers, among other things, the investment objectives of each program currently advised by our sponsor or its affiliates. See “— Investment Approval and Allocation Policies and Procedures” below for additional discussion regarding our allocation and acquisition procedures.

The following disclosure replaces the first three paragraphs under the section captioned “Prospectus Summary — Investment Approval and Allocation Policies and Procedures,” which is on page 24 of the prospectus.

We rely on the real estate professionals employed by IREA and other affiliates of our sponsor to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all programs currently advised by our sponsor or its affiliates (collectively referred to as the “Programs”). Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

If more than one of the Programs is interested in acquiring an investment, Inland’s allocation committee determines which Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. In the event that an investment opportunity becomes available that is considered suitable for both us and another Program, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. Our board of directors will determine, at least annually, whether the method for allocating investment opportunities is applied fairly to us.

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Risk Factors

The risk factor captioned “We rely on entities affiliated with IREIC to identify real estate assets.” on page 79 of the prospectus is hereby replaced with the following disclosure.

We rely on the real estate professionals employed by IREA and other affiliates of our sponsor to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

If more than one Program is interested in acquiring an investment, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring. See “Conflicts of Interest — Investment Approval and Allocation Policies and Procedures” for additional discussion regarding our allocation and acquisition procedures.

Management

The following disclosure replaces Ms. McGuinness’ biography on page 120 of the prospectus.

JoAnn M. McGuinness has been a director and our president and chief operating officer since August 2011. Ms. McGuinness also serves as president and chief operating officer for our Business Manager. She is the chief executive officer of Inland Investment Real Estate Services, which is responsible for all asset management, property management, leasing, marketing and operations for all of Inland’s real estate assets and funds. She has served as the chief operating officer of IRPT and the IRPT business manager since October 2014 and as chief executive officer of the IRPT real estate manager since April 2014. Ms. McGuinness was a director of The Inland Group from August 2012 to June 2015. Ms. McGuinness served as the president and chief executive officer of the entities owning the Real Estate Manager for Inland Diversified from November 2009 through July 2014, and served as a director of those entities from September 2008 through July 2014. She also served as senior vice president of the entities owning the Real Estate Manager for InvenTrust from February 2007 to November 2009, and as president of real estate management for the portfolio of Inland Retail Real Estate Trust, Inc. (“IRRETI”) from December 2001 to February 2007. She was responsible for the management, leasing, marketing and operations of Inland Diversified’s properties and also oversaw the department that performs due diligence, including financial modeling, property inspection, capital projections and all other processes involved with purchasing an asset, for Inland. She played a key role in the sale of IRRETI to Developers Diversified Realty Corporation in 2007 and also had significant involvement in another successful liquidity event with Inland Diversified and Kite in 2014. Ms. McGuinness joined Inland in 1992, in the multifamily/residential management division of Mid-America Management and began overseeing the management of retail, office and industrial properties in 1995. She has experience with residential, student housing, hotels, retail, office and industrial properties. Ms. McGuinness is the wife of Thomas P. McGuinness. Mr. McGuinness is currently the president of InvenTrust.

Ms. McGuinness was the 2008 Dean of Open Air Centers for the University of Shopping Centers at the Wharton Business School and holds SCSM, SCLS, SCMD and CDP accreditations with the International Council of Shopping Centers, or ICSC. She is one of only ten people in all of ICSC to hold all four of their designations. She is the 2009 winner of the Crystal Apple award from the Illinois Real Estate Journal honoring women in real estate and is a graduate of Elmhurst College in Elmhurst, Illinois.

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On July 14, 2015, our board of directors appointed Bernard J. Michael, one of our independent directors, to serve on our audit committee effective as of July 14, 2015, thereby increasing the size of our audit committee from three to four members. The following disclosure replaces the first sentence in the first paragraph of the section captioned “Management – Committees of Our Board of Directors – Audit Committee” on page 123 of the prospectus.

Our board has formed a separately-designated standing audit committee. Our audit committee is comprised of Ms. Henry and Messrs. Daniels, Davis and Michael, each of whom is an independent director.

The following disclosure replaces the first paragraph and the table immediately below the first paragraph under the section captioned “Management – The Inland Group, Inc.” on page 126 of the prospectus.

The following sets forth information with respect to the directors and principal executive officers of The Inland Group. The biographies of Mr. Goodwin and Ms. Lynch are set forth above under “– Our Directors and Executive Officers.”

Name	Age*	Position
Daniel L. Goodwin	71	Chairman and Chief Executive Officer
Robert H. Baum	71	Vice Chairman, Executive Vice President and General Counsel
G. Joseph Cosenza	71	Vice Chairman
Robert D. Parks	71	Director
Catherine L. Lynch	56	Director
*As of January 1, 2015

The following disclosure replaces the second paragraph and the table immediately below the second paragraph under the section captioned “Management – Inland Securities Corporation” on page 142 of the prospectus.

The following table sets forth information about the directors and principal officers of Inland Securities. The biographies of Mr. Sabshon, Ms. Lynch and Ms. Matlin are set forth above under “– Our Directors and Executive Officers” in this section.

Name	Age*	Position
Mitchell A. Sabshon	62	Director
Catherine L. Lynch	56	Director, Chief Financial Officer and Secretary
Roberta S. Matlin	70	Director and Vice President
Michael T. Ezzell II	39	Chief Executive Officer
Curtis R. Shoch	42	President and National Sales Manager
Shawn Vaughan	43	Senior Vice President
Suzanne Bond	43	Senior Vice President and Chief Compliance Officer
*As of January 1, 2015

The following disclosure is added as Mr. Ezzell’s biography on page 142 of the prospectus.

Michael T. Ezzell II joined Inland Securities as Chief Executive Officer in July 2015. Prior to joining Inland Securities, Mr. Ezzell served in leadership and executive positions at Cole Capital for over five years. Most recently, he served as executive vice president of American Realty Capital Properties, Inc. (“ARCP”), now known as VEREIT, Inc., and chief executive officer and president of Cole Capital. He was responsible for all aspects of the management of the non-traded REIT sponsor’s distribution and investment management business, including sales, product development, broker dealer relationship management, securities operations and capital markets. Prior to the merger of Cole Real Estate Investments (“Cole”) with ARCP in February 2014, Mr. Ezzell served as senior vice president of product and business development for Cole, securing selling agreements with broker dealers for existing and new product offerings, opening new distribution channels and overseeing due diligence and new product development.

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Prior to joining Cole, Mr. Ezzell served as director of investment research at AIG Advisor Group, where he was responsible for managing investment research for a network of broker dealers serving independent financial advisors. In that role, he managed the research and due diligence for all packaged investment products, including mutual funds, variable annuities, alternative investments and third-party money managers. During his career, he also has held positions with J.P. Carey Asset Management. Mr. Ezzell received his bachelor of arts degree with double majors in Economics and Political Science from Stetson University. He also holds FINRA Series 7, 24 and 63 securities licenses.

The following disclosure replaces Mr. Shoch’s biography on page 142 of the prospectus.

Curtis R. Shoch is the President and National Sales Director of Inland Securities. Mr. Shoch previously served as interim president from July 2014 to July 2015 and as a senior vice president from March 2013 to July 2014. In 2000, Mr. Shoch began his career with Inland Securities as an external wholesaler and in 2004 he served as the first vice president of the Coastal Region Sales Team. Mr. Shoch received his bachelor degree from College of Lynchburg, Virginia with a B.S. in marketing and a concentration in Finance. Mr. Shoch holds Series 7, 24 and 63 licenses with FINRA.

The following disclosure is added as Ms. Bond’s biography on page 142 of the prospectus.

Suzanne L. Bond joined as Senior Vice President, Chief Compliance Officer of Inland Securities in April 2015. Her experience in financial services compliance, sales and operations spans over a decade. Ms. Bond recently served as Vice President and Director of Supervision for the Capital Markets Group at Wedbush Securities. Prior to that, she served as Chief Compliance Officer for a number of independent broker/dealers and investment advisory firms, both retail and institutional. She holds FINRA Series 7, 24, 63, 66, 79, and 99 licenses and is a frequent industry conference speaker and subject matter expert.

Conflicts of Interest

The following disclosure replaces the section captioned “Conflicts of Interest — Conflicts of Interest — We rely on IREIC and other entities affiliated with IREIC to identify real estate assets.,” which is on page 144 of the prospectus.

We rely on the real estate professionals employed by IREA and other affiliates of IREIC to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

If more than one of the Programs is interested in acquiring an investment, Inland’s allocation committee determines which Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. In the event that an investment opportunity becomes available that is considered suitable for both us and another Program, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring. See “Conflicts of Interest — Investment Approval and Allocation Policies and Procedures” for additional discussion regarding our allocation and acquisition procedures.

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The following disclosure replaces the first three paragraphs under the section captioned “Conflicts of Interest — Investment Approval and Allocation Policies and Procedures,” which begins on page 146 of the prospectus.

We rely on the real estate professionals employed by IREA and other affiliates of our sponsor to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

If more than one of the Programs is interested in acquiring an investment, Inland’s allocation committee determines which Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. In the event that an investment opportunity becomes available that is considered suitable for both us and another Program, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. Our board of directors will determine, at least annually, whether the method for allocating investment opportunities is applied fairly to us.

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Plan of Distribution

The following information updates the section of the prospectus captioned “Plan of Distribution – Status of the Offering,” which is on page 239 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of July 31, 2015.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	—	200,000

Shares sold in the offering:	72,843,377.841	724,874,021	68,574,390	656,299,631

Shares sold pursuant to our distribution reinvestment plan:	1,676,153.993	15,923,461	—	15,923,461

Shares purchased pursuant to our share repurchase program:	(223,144.717)	(2,182,392)	—	(2,182,392)
Total:	74,316,387.117	738,815,090	68,574,390	670,240,700
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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